1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2004

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated December 1, 2004	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

	By:	/s/ Lila Fong
	Name:	Lila Fong
	Title:	Legal Manager - Secretarial

Date: December 1, 2004

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Exhibit 1.1

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

Change of Alternate Director

The Company is pleased to announce that Miss Cathy Chu Man-ling has been appointed to the post of Deputy Secretary for the Environment, Transport and Works (“ET&W”) (Transport) with effect from 15 November 2004 and has therefore, by virtue of her appointment, become an Alternate Director to the Secretary for ET&W (Dr. Sarah Liao Sau-tung) with effect from the same date.

The Secretary for ET&W is a non-executive Director of the Company appointed by the Chief Executive (the “Chief Executive”) of the Hong Kong Special Administrative Region pursuant to the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong) (the “MTR Ordinance”) and has appointed the Deputy Secretary for ET&W as one of its Alternate Directors.

Miss Chu (aged 40) has not entered into any contract of service with the Company and nor is Miss Chu appointed for a specific term. Pursuant to the Articles of Association of the Company, Directors appointed by the Chief Executive pursuant to the MTR Ordinance are not required to retire by rotation at the annual general meetings of the Company.

Miss Chu is not related to any directors, senior management or substantial or controlling shareholders of the Company except that she holds the post of Deputy Secretary for ET&W (Transport) and the Financial Secretary Incorporated, which holds shares in the Company in trust for the Government of the Hong Kong Special Administrative Region, is a controlling shareholder of the Company. As at the date of this announcement, Miss Chu was not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

The Company hereby also announces that as Mr. Arthur Ho Kin-wah ceased to hold the post of Deputy Secretary for ET&W (Transport) with effect from 15 November 2004, he also ceased to be an Alternate Director to the Secretary for ET&W with effect from the same date. There is no matter relating to his ceasing to be an Alternate Director of the Company that needs to be brought to the attention of the Company’s shareholders.

By Order of the Board

Leonard Bryan Turk

Secretary

Hong Kong, 1 December 2004

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, T. Brian Stevenson*, Edward Ho Sing-tin*, Lo Chung-hing*, Christine Fang Meng-sang*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Robert Charles Law Footman)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive directors
**	non-executive directors

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